Exhibit 99.1

Ku6 Media Co., Ltd. Announces Shareholders’ Approval of the Merger Agreement

BEIJING, China, July 8, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 5, 2016, among the Company, Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”) and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the Merger.

Approximately 70.88% of the Company’s total outstanding ordinary shares of the Company entitled to vote at the extraordinary general meeting voted in person or by proxy at today’s extraordinary general meeting. Of those ordinary shares, approximately 99.67% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the Merger.

The parties currently expect to complete the Merger within July 2016, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become a privately held company and its American depositary shares, each representing 100 ordinary shares, will no longer be listed on NASDAQ.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content. Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: there is substantial doubt as to our ability to continue as a going concern; we rely on Huzhong for substantially all of our revenues;

our business models have experienced significant changes; we require a significant amount of cash to fund our operations; we cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all; continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

Ms. Wendy Xuan

Investor Relations Manager

Ku6 Media Co., Ltd.
Telephone: +86-10-5758-6819

ir@ku6.com